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                              May 9, 2023

       Bin Xue
       Chief Executive Officer
       WEBUY GLOBAL LTD
       35 Tampines Street 92
       Singapore 528880

                                                        Re: WEBUY GLOBAL LTD
                                                            Registration
Statement on Form F-1
                                                            Filed May 3, 2023
                                                            File No. 333-271604

       Dear Bin Xue:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-1 filed May 3, 2023

       Capitalization, page 36

   1. Please revise to include outstanding convertible notes payable in your capitalization table.
       Dilution, page 37

   2. We are reissuing comment 7 from our letter dated October 17, 2022. Please include a comparison of the
public contribution under the proposed public offering and the effective cash contribution of
officers, directors, promoters and affiliated persons. Refer to Item
                                                        9.E of Form 20-F.
 Bin Xue
FirstName  LastNameBin
WEBUY GLOBAL       LTD Xue
Comapany
May  9, 2023NameWEBUY GLOBAL LTD
May 9,
Page 2 2023 Page 2
FirstName LastName
Principal Shareholders, page 99

3. We note your response to prior comment 2, including that voting and dispositive power over Wavemaker Pacific 3, L.P.'s investment decisions is determined by approval of a majority of the three board members of this entity. Similarly, Rocket Internet Capital
         Partners ii Scs's investment decisions are controlled by its five board members. Please revise your disclosure to identify the natural persons comprising the board members of each respective entity.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Scott Stringer at 202-551-3272 or Rufus Decker at 202-551-3769 if you
have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Donald Field at 202-551-3680 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services
cc:      Mengyi Jason Ye